FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated April 29, 2016

TRANSLATION
Autonomous City of Buenos Aires, April 29, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: General Ordinary and Extraordinary Shareholders' Meeting of YPF S.A. held on April 29, 2016 Summary

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 75 of the Buenos Aires Stock Exchange Regulations.

In that connection, YPF hereby informs that on April 29, 2016, having complied with all applicable legal requirements, the General Ordinary and Extraordinary Shareholders Meeting of YPF S.A., called at 11:00 AM at the corporate headquarters, was held, with 94.81% of YPF S.A.'s outstanding capital stock represented.

Below is a description of the resolutions adopted upon consideration of each of the matters on the agenda that were discussed, which resolutions were approved without taking voluntary abstentions into consideration.

1. Appointment of two shareholders to sign the minutes of the meeting.

The Shareholders' meeting resolved by a majority of computable votes to designate the representatives of Fondo de Garantía de Sustentabilidad del Régimen Previsional Público de Reparto -ANSES- Ley 26,425 and the Argentine National Government - Ministry of Energy and Mining for Class "A" to sign the minutes.

2. Consideration of the Board of Directors' resolution regarding the creation of a long-term plan of compensation in shares for employees, through the acquisition of shares held by the Company in accordance with Section 64 et seq. of Law No. 26,831. Exemption from the preemptive offer of shares to shareholders pursuant to Section 67 of Law No. 26,831.

The Shareholders' meeting resolved by a majority of computable votes to authorize the delivery to the Company's employee beneficiaries of the long-term share compensation plan of the Company's shares acquired for this purpose, that the Board of Directors approves, waiving the preemptive rights of the shareholders with respect to the transfer of title of such shares, as authorized by Section 67 of Law No. 26,831.

3. Consideration of the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to the Fiscal Year No. 39, which began on January 1, 2015 and ended on December 31, 2015.

The Shareholders' meeting resolved by a majority of computable votes to approve the documentation under consideration without modifications.

4.  Use of profits accumulated as of December 31, 2015. Constitution of reserves. Declaration of dividends.

The Shareholders' meeting resolved by a majority of computable votes to: a) allocate Ps. 50 million to establish a reserve for purchasing YPF shares, as described in section "Bonus and Incentive Plan" of the annual report of the Company's financial statements for the year ended December 31, 2015, in order to grant to the Board of Directors the possibility of acquiring YPF shares at any time as it considers appropriate, and to comply with carrying out the share compensation plan, with the obligations currently existing under such plan and those that may arise in the future; b) allocate Ps. 3,640 million to establish a reserve for investments in accordance with Article 70, paragraph 3 of the General Corporations Law No. 19,550,  as amended; and c) allocate Ps. 889 million to the reserve for the payment of dividends authorizing the Board of Directors to determine the time for their distribution during a period not to exceed the end of the present fiscal year.

5.  Remuneration of the Independent Auditor for the fiscal year ended on December 31, 2015.

The Shareholders' meeting resolved by a majority of computable votes to allocate to Deloitte & Co. S.A., for its services as external accounting auditor in connection with the audit of the annual accounting documentation as of December 31, 2015, remuneration of Ps. 18,061,297.

6.  Consideration of the extension of the period to conduct the auditing of the Company in accordance with Resolution No. 639/2015 of the National Securities Commission (Comisión Nacional de Valores). Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2016 and determination of its remuneration.

The Shareholders' meeting resolved by a majority of computable votes to: a) extend the term for Deloitte & Co. S.A. to audit the Company for an additional three years, pursuant to Resolution No. 639/2015 of the Argentina National Securities Commission; b) appoint Deloitte & Co. S.A. as external accounting auditor for the audit of the annual accounting documentation as of December 31, 2016; and c) set its remuneration a the Shareholders' Meeting that reviews the annual accounting documentation corresponding to fiscal year 2016, noting on record that Messrs. Fernando Gabriel del Pozo and Ricardo César Ruiz have each been individually designated as certifying accountants for Deloitte & Co. S.A.

7.  Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended on December 31, 2015.

The Shareholders' Meeting resolved by a majority of computable votes to approve the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended on December 31, 2015.

 8. Remuneration of the Board of Directors for the fiscal year ended on December 31, 2015.

The Shareholders' Meeting resolved by a majority of computable votes to approve Ps. 137,248,038 as the total remuneration for the Board of Directors for the fiscal year ended December 31, 2015.

9. Remuneration of the Supervisory Committee for the fiscal year ended on December 31, 2015.

The Shareholders' Meeting resolved by a majority of computable votes to approve Ps. 2,700,000 as the total remuneration for the Supervisory Committee for the fiscal year ended December 31, 2015.

10. Determination of the number of regular and alternate members of the Supervisory Committee.

It was approved by a majority of computable votes to set the number of regular members at three (3) and to set the number of alternate members of the Supervisory Committee of the Company at three (3).

11. Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

The Argentine National Government designated, at a Special Class A Shareholder's Meeting, Messrs. Alejandro Fabián Díaz and Guillermo Stok as regular and alternate members of the Supervisory Committee, respectively, both for one fiscal year statutory period.

12. Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

It was approved by a majority of computable votes of Class D shares to designate Gustavo Eduardo Gutiérrez Bello and Gustavo Adolfo Mazzoni as regular members of the Supervisory Committee and Silvana Rosa Lagrosa and Cecilia Leonor Carabelli as alternate members of the Supervisory Committee.

13. Determination of the number of regular and alternate members of the Board of Directors.

It was approved by a majority of computable votes to set the number of members of the Board of Directors at fifteen (15) and the number of alternate members at twelve (12).

14. Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

The Argentine National Government designated, at a Special Class A Shareholders' Meeting, Emilio José Apud as regular Director, with a tenure of one fiscal year.

15. Appointment of the regular and alternate Directors for Class D shares and determination of their tenure.

It was approved by a majority of computable votes of Class D shares to: (i) designate as regular Directors for Class D shares Miguel Ángel Gutiérrez, Roberto Luis Monti, Norberto Alfredo Bruno, Néstor José Di Pierro, Juan Franco Donnini, Enrique Andrés Vaquié, Armando Isasmendi, Carlos Alberto Felices, Daniel Gustavo Montamat, Fabián Jorge Rodríguez Simón, Inés María Leopoldo, Daniel Alberto Kokogian, Octavio Oscar Frigerio and Luis Augusto Domenech, each with a tenure of one fiscal year, and (ii) designate as alternate Directors for Class D Gerardo Damián Canseco, Alejandro Rodrigo Monteiro, Luis Gustavo Villegas, Lucio Mario Tamburo, Pedro Martín Kerchner Tomba, Facundo Daniel Massafra, Daniel Cristián González Casartelli, Carlos Alberto Alfonsi, Fernando Raúl Dasso, Sergio Pablo Antonio Affronti and Fernando Pablo Giliberti, each with a tenure of one fiscal year.

16. Determination of the remuneration to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year begun on January 1, 2016.

It was approved by a majority of computable votes to authorize the Board of Directors to make payments on account of fees for the 2016 fiscal year, up to Ps. 127,300,000, having delegated to the Board of Directors the distribution of the proposed amount as a prepayment, in accordance with the provisions of the By-laws and the rules of such body.

17. Modification of the Bylaws. Article 17, subsections i) and xiii); Article 18, subsections a), b), c), d) and e) and Article 19, subsections iii), iv) and v).
The Shareholders' meeting approved by a majority of computable votes the modification of Article 17, subsections i) and xiii); Article 18, subsections a), b), c), d) and e), and Article 19, subsections iii), iv) and v) of the Company's By-laws, to split the functions of the Chairman and the Chief Executive Officer (CEO) provided for in the By-laws.

18. Consideration of the merger by absorption by YPF S.A. (the Absorbing Company) of YPF Inversora Energética S.A. and Gas Argentino S.A. (the Absorbed Companies), in accordance with article 82 et. seq. of the General Corporations Law (Ley General de Sociedades), and article 77, article 78 et. seq. and consistent norms of the Profit Tax Law (Ley de Impuesto a las Ganancias), as amended, and article 105 to article 109 of its regulatory decree.

The Shareholders' meeting resolved by a majority of computable votes to approve the Merger of YPF S.A.("YPF") with YPF Inversora Energética S.A. ("YPFIESA") and Gas Argentino S.A. ("GASA"), whereby YPFIESA and GASA shall be dissolved without liquidation, in accordance with article 82 et. seq. of General Corporations Act No. 19,550, and to conduct the proceedings and formalities in connection with such corporate reorganization, effective January 1, 2016.

19. Consideration of the Special Merger Balance Sheet (Special Merger Financial Statements) of YPF S.A. and the Consolidated Merger Balance Sheet (Consolidated Assets Merger Balance Sheet) of YPF S.A., Gas Argentino S.A. and YPF Inversora Energética S.A., each as of December 31, 2015, and the corresponding Supervisory Committee and Independent Auditor reports.

The Shareholders' meeting resolved by a majority of computable votes to approve: (i) the use of the separate annual financial statements of the Company for the year ended December 31, 2015 submitted for the consideration and approved by  the Company's Board of Directors, and the individual annual financial statements of YPF Inversora Energética S.A. and of Gas Argentino S.A. approved by their respective Boards of Directors, for the purposes of the financial statements required under section 83, first paragraph, subsection (b) of General Corporations Act No. 19,550 and other applicable regulations; and (ii) the Consolidated Balance Sheet of the Merger among YPF S.A., Inversora Energética S.A. and Gas Argentino S.A. as of December 31, 2015, for the purposes of the financial statements required under section 83, fourth paragraph, subsection (d) of General Corporations Act No. 19,550 and other applicable regulations; including Notes and Annexes thereto, the Auditor's Report and Supervisory Committee's Report.

20. Consideration of the Prior Merger Agreement and the Merger by Absorption Prospectus.

The Shareholders' meeting resolved by a majority of computable votes to approve: (i) the Prior Merger Agreement by and among the Corporation, YPF Inversora Energética S.A and Gas Argentino S.A.; and (ii) the Merger by Absorption Prospectus.

21. Authorization to sign the Definitive Merger Agreement in the name of and in representation of the Company.

The Shareholders' meeting resolved by a majority of computable votes to authorize the members of the Board of Directors, to the effect that any of them may sign, for and on behalf of the Company, the Definitive Merger Agreement under the terms of Article 83, subsection 4 of the General Corporation Law 19,550.

22. Consideration of an increase in the amount of the Company's Global Medium Term Negotiable Obligations Program.

The Shareholders' meeting resolved by a majority of computable votes to approve the increase of the amount of the Global Medium-Term Negotiable Obligations Program of the Company, which currently has a nominal maximum amount in circulation of US$8,000,000 or its equivalent in other currencies, by US$2,000,000,000, resulting in a total maximum nominal amount outstanding under the Program of US$10,000,000,000 or its equivalent in other currencies, or a lower amount as may be determined by the Board of Directors.

23. Extension of the powers delegated to the Board of Directors to determine the terms and conditions of the notes issued under the current Global Medium-Term Notes Program.

The Shareholders' meeting resolved to extend for two years beginning September 13, 2016, the powers delegated to the Board of Directors to determine the terms and conditions of the Notes issued under the current Program.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 4, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer